Contact

www.linkedin.com/in/dr-olga-petrauskene-ph-d-mba-7b9a24b (LinkedIn)

Top Skills

Genomics
Molecular Biology
Technology Transfer

Publications

Validation of the Applied Biosystems MicroSEQ® Real-Time PCR System for detection of E. coli O157:H7 in food

MicroSEQ Listeria spp Detection Kit: GovVal validation comparison to the Health Canada MGHPB-30 reference method for detection of Listeria in ready-to-eat meats and on stainless steel

MicroSEQ Listeria monocytogenes Detection Kit: GovVal validation comparison to the Health Canada MFHPB-30 reference method for detection of Listeria in ready-to-eat meats and on stainless steel

Kinetic modeling of the mechanism of allosteric interactions of restriction endonuclease EcoRII with two DNA segments

Emergency response validation: Salmonella in peanut butter - TaqMan Salmonella enterica detection kit

Patents

COMPOSITIONS AND METHODS FOR DETECTION OF MULTIPLE MICROORGANISMS

MULTI-PRIMER ASSAY FOR MYCOPLASMA DETECTION.

COMPOSITIONS AND METHODS FOR DETECTION OF Salmonella SPECIES

Nucleic acid compositions and nucleic acid amplification based

Dr. Olga Petrauskene, Ph.D., MBA

COO, Diagnostic BioSystems, Inc.
Pleasanton, California, United States

Summary

An accomplished life science business development leader with deep experience from research through commercialization in molecular diagnostics. Expert in IVD certification, corporate partnerships and collaborations. My primary role at Diagnostic BioSystems is driving commercial and operational excellence with focus on market analysis, product design, development and commercialization of IVD systems. Main interests are in development of progressive business opportunities and building effective partnerships. 2003-2004: Chair of the Applied Biosystems' Scientific Advisory Council.

Experience

Diagnostic BioSystems
4 years

Chief Operations Officer
January 2023 - Present (7 months)
Pleasanton, California, United States

As a Chief Operations Officer at Diagnostic BioSystems , I am responsible for excellence in operations, driving strategic marketing and sales, establishing corporate partnerships, defining new strategic developments, strengthen manufacturing and improving corporate quality system.

General Manager & VP of Buiness Development
August 2019 - Present (4 years)
Pleasanton, California

My role as General Manager & VP of Buiness Development at Diagnostic BioSystems includes driving strategic marketing and sales, strengthening corporate partnerships, defining new strategic developments and improving quality system.

Molecular Decisions

methods for detecting E. coli O157:H7

DETECTION OF LISTERIA SPECIES IN FOOD AND ENVIRONMENTAL SAMPLES, METHODS AND COMPOSITIONS THEREOF.

6 years 10 months

Director, Board of Directors
October 2016 - Present (6 years 10 months)
Stanford, CA

President and CEO
October 2016 - February 2019 (2 years 5 months)
Stanford

Molecular Decisions creates highly innovative, unique and rapid diagnostic solutions for efficient drug development and personalized treatment. The goal of the company is to develop tests for use by hospitals and diagnostics labs that determine immediately whether chemotherapy is working or has to be changed. It currently takes about three months to obtain similar results. Since chemotherapy is toxic, this is a critical improvement that can save lives and reduce needless suffering and degradation. Molecular Decisions provides services to pharmaceutical companies, helping them do faster and more confident drug development and clinical trials. https://www.molecular-decisions.com/

InvVax, Inc.
Director Board Of Directors
August 2015 - Present (8 years)
Pasadena, California

Life Science Angels
Member of the Medical Device & Digital Health and BIO genomics Screening Committees
2014 - Present (9 years)

Arbor Vita Corporation
Director Product and Business Development
January 2012 - October 2016 (4 years 10 months)

Life Technologies
Director R&D, Applied Markets
January 2000 - December 2011 (12 years)

Stanford University School of Medicine
Post Doctoral Fellow
December 1998 - January 2000 (1 year 2 months)

Education

Santa Clara University Leavey School of Business

EMBA, Business Administration and Management, General · (2017 - 2019)

Massachusetts Institute of Technology

Executive Certificate in Management and Leadership · (2008 - 2009)

Stanford University School of Medicine

PostDoctoral Degree, Oncology and Cancer Biology · (1998 - 2000)

Humboldt-Universität zu Berlin

Postdoctoral Degree, Biochemistry/virology · (September 1995 - June 1996)

Московский Государственный Университет им. М.В. Ломоносова (МГУ)

BS, MS, PhD, Biochemistry · (1983 - 1994)